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                          EXPENSE LIMITATION AGREEMENT

         Expense Limitation Agreement, made as of the first day of November, 1996, by and between Homestead Funds, Inc., a Maryland corporation (the "Homestead Funds"), on behalf of the Daily Income Fund (the "Fund"), and RE Advisers Corporation, a Virginia corporation (the "Investment Manager").


         WHEREAS, the Homestead Funds, on behalf of the Fund, and the Investment Manager have entered into an Investment Management Agreement, dated September 17, 1990, (the "Investment Management Agreement") pursuant to which the Investment Manager will render investment management services to the Fund for compensation based on the value of the net assets of the Fund; and

         WHEREAS, the Homestead Funds and the Investment Manager have entered into an Expense Limitation Agreement dated as of September 17, 1990 (the "Expense Limitation Agreement"), providing for the limitations of expenses of the Fund, and

         WHEREAS, the Homestead Funds and the Investment Manager have determined that it is appropriate and in the best interests of the Fund and its shareholders to amend the Expense Limitation Agreement and to continue to maintain Fund expenses at or below a fixed level;

          NOW THEREFORE, the parties hereto agree as follows:

          1.      State Expense Limit

                  1.1 Limitation. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to investment management fees of the Investment Manager (but excluding interest, taxes, brokerage commissions and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business) ("Fund Operating Expenses"), exceed the lowest applicable limit actually enforced by any state in which the Fund's shares are qualified for sale ("State Expense Limits") such excess amount ("Excess Amounts") shall be the liability of the Investment Manager.

                  1.2 Method of Computation. To determine the Investment Manager's liability for the Excess Amount, the Fund Operating Expenses shall be annualized monthly as of the last day of the month. If the annualized Fund operating Expenses for any month exceed the State Expense Limit, the Investment Manager shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Amount. In the event the Excess Amount exceeds the
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amount of the investment management fee for such month, the Investment Manager, in addition to waiving its entire investment management fee for such month, shall also remit to the Fund the difference between the Excess Amount and the amount due as the investment management fee; provided, however, that an adjustment shall be made on or before the last day of the first month of the next succeeding fiscal year if the aggregate Fund Operating Expenses for the fiscal year do not exceed the State Expense Limit.

          2.      Operating Expense Limit.

                  2.1 Limitation. To the extent that Fund Operating Expenses in any year exceed .80% of the Fund's average daily net assets (the "Operating Expense Limit"), such excess amount ("Excess Operating amount") shall be the liability of the Investment Manager.

                  2.2 Method of Computation. To determine the Investment Manager's liability for the Excess Operating Amount, the Fund Operating Expenses shall be annualized monthly as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit, the Investment Manager shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Operating Amount. In the event the Excess Operating Amount exceeds the amount of the investment management fee for the month, the Investment Manager, in addition to waiving its entire investment management fee for such month, shall also assume as its own expense and reimburse the Fund for the difference between the Excess Operating Amount and the investment management fee up to the amount of the State Expense Limit; provided, however, that an adjustment shall be made on or before the last day of the first month of the next succeeding fiscal year if the aggregate Fund Operating Expenses for the fiscal year do not exceed the Operating Expense Limit.

          3. Termination of Agreement. This Agreement shall continue in effect for a period of one year from the date of execution. This Agreement shall continue thereafter from month to month and may then be terminated by either party without payment of any penalty, upon 90 days prior notice in writing to the other party at its principal place of business; provided that, in the case of termination by the Homestead Funds, be authorized by resolution of the Board of Homestead Funds.
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          4.      Miscellaneous.

                  4.1 Captions. The captions in this Agreement are included for convenience or reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

                  4.2 Interpretation. Nothing herein contained shall be deemed to require the Homestead Funds to take any action contrary to its Articles of Incorporation or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Directors of its responsibility for and control of the conduct of the affairs of the Homestead Funds.

                  4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the investment management fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement, shall have the same meaning as and be resolved by reference to such agreement.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ATTEST:                                      HOMESTEAD FUNDS, INC.
                                             on behalf of the Daily Income Fund



                                             By:
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Peter R. Morris, Secretary                        William P. McKeithan, Vice-
                                                                  President


ATTEST:                                      RE ADVISERS CORPORATION



                                             By:
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Peter R. Morris, Secretary                        Anthony C. Williams, President